

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2014

Via E-mail
John B. Richards
Chief Executive Officer
The Joint Corp.
16767 N. Perimeter Drive, Suite 240
Scottsdale, AZ 85260

> **Re:** **The Joint Corp.**
> **Registration Statement on Form S-1**
> **Filed on September 19, 2014**
> **File No. 333-198860**

Dear Mr. Richards:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references to prior comments refer to our letter, dated September 11, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1. Please supplementally provide us with your calculations of EBITDA and return on investment.

Prospectus Summary

Our Industry, page 4

2.   With respect to prior comment 2, the 3% growth rate estimated by First Research relates to the years 2014 through 2018 not the next five years. Please revise accordingly.

<u>Our Growth Strategy</u>

<u>Development of company-owned clinics, page 7</u>

3.   We note your response to prior comment 5 and the new disclosure added to page 54 regarding the company's lack of measurable steps toward opening company-owned clinics. Please add similar disclosure to the prospectus summary.

<u>Summary Financial Data, page 12</u>

4.   We note that you present diluted, but not basic, weighted-average shares outstanding for fiscal year 2013. Considering that there is a lower number of shares for basic earnings per share ("EPS"), as reflected in note 1 to the consolidated financial statements, please revise to provide the basic weighted-average shares in this section.

<u>Risk Factors, page 14</u>

<u>General</u>

5.   We reissue prior comment 7. In response to prior comment 7, you revised some risk factor headings to include generic references to "risks," rather than identifying the specific risk resulting from the condition or uncertainty that the heading references. As a non-exclusive list, we note the following risk factor headings:

- Our potential need to raise additional capital to accomplish our objectives of expanding into new markets and opening company-owned clinics exposes us to risks; and

- Our dependence on the success of our franchisees exposes us to risks.

<u>Business</u>

<u>Our Competitive Strengths, page 50</u>

6.   We note your response to prior comment 17 and the revised disclosure on page 52. Please tell us, with a view toward revised disclosure, whether the lower-performing franchisees' annual sales vary significantly from the average annual sales in each market size.

Our Growth Strategy

Development of company-owned clinics, page 53

7.   You state that you believe company-owned clinics will be able to achieve average monthly sales of $35,000 after two years of operation. Please disclose the average monthly sales for your existing franchises that have operated for two years and provide quantitative information regarding the extent to which revenues of franchisees operating for two years vary from the mean.

8.   You state that you believe company-owned clinics will be capable of generating monthly operating profits of $18,000 after two years. Please tell us what the basis for this assessment is in light of the fact that the company has not yet operated a single company-owned clinic. Refer to Item 10 of Regulation S-K. Further, tell us the average monthly operating profit for your existing franchises.

Reacquiring regional developer licenses, page 55

9.   We note the statement on page F-11 that the "[c]ompany has no present intent to exercise any repurchase option for a regional developer license." However, here you state that you "intend to use a portion of the proceeds of this offering to reacquire regional developer licenses." Furthermore, repurchasing selected regional developer licenses is listed as one of your use of proceeds. If you do not have any plans currently in place to repurchase regional developer licenses, please briefly disclose that here and in the prospectus summary and add relevant risk factor disclosure.

Certain Relationships and Related Person Transactions

Transactions Involving Certain Officers, Directors and Stockholders, page 69

10.   We note your revised disclosure in response to prior comment 19. Please provide brief examples of the types of "general management consulting services" that have been provided in the past and explain the procedures followed to request services from Business Ventures Corp.

Underwriting

Lock-Up Agreements, page 79

11.   With respect to your response to prior comment 20, please revise your summary of the lock-up arrangements to be clear, concise and understandable. The text should avoid verbatim repetition of contractual language.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

12. We note your response to prior comment 22 and your revised disclosure of pro forma EPS in note 1. Please revise to also include pro forma EPS on the face of the consolidated statements of operations. Additionally, please note that pro forma EPS should not be presented for more than one complete fiscal year; therefore, you should remove this disclosure for fiscal year 2012.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition

Regional Developer Fees, page F-11

13. We have reviewed your response to prior comment 24, and it remains unclear how your estimates relate to your method of allocating arrangement consideration. In order to clarify, please address the following:

- For arrangements where actual clinic openings exceed, or are anticipated to exceed, contractual minimum clinic openings, please explain in reasonable detail how your policy complies with ASC 952-605-25-6. In this regard, when you anticipate that the number of clinics to be opened will exceed the minimum, tell us what consideration is given to recognizing revenue in proportion to the anticipated number of clinics to be opened;

- Please provide us with a detailed analysis to support your assertion that actual clinic openings have not differed materially from contractual clinic openings, by region; and

- Please revise your accounting policy to indicate clearly how arrangement consideration is allocated to clinic openings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Adviser, at (202) 551-3579 or, in her absence, me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
Craig P. Colmar, Esq.
Johnson and Colmar